Exhibit 12.1
WebMD Health Corporation
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months Ended June 30,		Years Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings
(Loss) income from continuing operations before income tax provision (benefit)	$(8,730)	$7,418	$45,187	$6,034	$8,070	$6,872	$(7,521)
Add fixed charges	908	941	1,792	1,603	1,558	949	907
Total Earnings Available for Fixed Charges	$(7,822)	$8,359	$46,979	$7,637	$9,628	$7,821	$(6,614)

Fixed charges
Estimated interest within rental expense	$908	$941	$1,792	$1,603	$1,558	$949	$907

Ratio of Earnings to Fixed Charges	*	8.9	26.2	4.8	6.2	8.2	*

*	The earnings for the six months ended June 30, 2008 and for the year ended December 31, 2003 were inadequate to cover total fixed charges. The coverage deficiency for the six months ended June 30, 2008 and for the year ended December 31, 2003 (in thousands) was $8,730 and $7,521, respectively.

	Six Months Ended	Year Ended
	June 30, 2008	December 31, 2007
Earnings
Income (loss) from continuing operations before income tax provision (benefit)	$469,440	$(14,370)
Add fixed charges	10,208	21,232

Total Earnings Available for Fixed Charges	$479,648	$6,862

Fixed charges
Interest expense	$9,235	$18,593
Estimated interest within rental expense	973	2,639

Total fixed charges	$10,208	$21,232

Pro Forma Ratio of Earnings to Fixed Charges	47.0	*

*	The earnings for the year ended December 31, 2007 were inadequate to cover total fixed charges. The coverage deficiency for the year ended December 31, 2007 (in thousands) was $14,370.